Exhibit 99.5

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. (Continued and to be signed on the reverse side) 1.1 14475

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. June 27, 2017 Please vote,sign, date and mail your proxy card in the envelope provided so that your vote is received on or beforeJune 21, 2017 at 10:00 AM (New York City time). Please detach along perforated line and mail in theenvelope provided. RESOLUTION PRESENTED FOR CONSIDERATION BY THE FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 27, 2017. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   FOR AGAINST ABSTAIN 1. Approve, confirm and ratify the adoption of the Amended and Restated 2016 Share Incentive Plan. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder   Date:   Signature of Shareholder   Date:   Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.